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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                          Barringer Laboratories, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                        (Title of Class of Securities)

                                    068508100
            --------------------------------------------------------
                                 (CUSIP Number)

                            William R. Collins, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the Statement [ ].

                                Page 1 of 9 Pages


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

----------------------------------                                                   ---------------------
CUSIP No. 068508100                                       13D                          Page 2 of 9 Pages
----------------------------------                                                   ---------------------
----------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         John P. Holmes, III
----------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)                      (a)  [ ]
                                                                                                  (b)  [X]
----------------------------------------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF
----------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                                          [ ]
----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
----------------------------------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       206,450
                      ------------------------------------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                      ------------------------------------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      206,450
                      ------------------------------------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
----------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         206,450
----------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                                                 [X]
----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         12.5%
----------------------------------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
----------------------------------------------------------------------------------------------------------




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

----------------------------------                                                   ---------------------
CUSIP No. 068508100                                       13D                          Page 3 of 9 Pages
----------------------------------                                                   ---------------------
----------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         J. Francis Lavelle
----------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)                      (a)  [ ]
                                                                                                  (b)  [X]
----------------------------------------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF
----------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                                          [ ]
----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America

----------------------------------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       206,450
                      ------------------------------------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                      ------------------------------------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      206,450
                      ------------------------------------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
----------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         206,450
----------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                                                 [X]
----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         12.5%
----------------------------------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
----------------------------------------------------------------------------------------------------------




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

----------------------------------                                                   ---------------------
CUSIP No. 068508100                                       13D                          Page 4 of 9 Pages
----------------------------------                                                   ---------------------
----------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Thomas A. Dippel
----------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)                      (a)  [ ]
                                                                                                  (b)  [X]
----------------------------------------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF

----------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                                          [ ]
----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
----------------------------------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       20,882
                      ------------------------------------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                      ------------------------------------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      20,882
                      ------------------------------------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
----------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         20,882
----------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                                                 [X]
----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         1.3%
----------------------------------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
----------------------------------------------------------------------------------------------------------




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

----------------------------------                                                   ---------------------
CUSIP No. 068508100                                       13D                          Page 5 of 9 Pages
----------------------------------                                                   ---------------------
----------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Timothy C. deGavre
----------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)                      (a)  [ ]
                                                                                                  (b)  [X]
----------------------------------------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF
----------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                                          [ ]
----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
----------------------------------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       4,500
                      ------------------------------------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                      ------------------------------------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      4,500
                      ------------------------------------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
----------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,500
----------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                                                 [X]
----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         0.3%
----------------------------------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
----------------------------------------------------------------------------------------------------------




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                                                  ------------------------------
                                                          Page 6 of 9 Pages
                                                  ------------------------------


                  This Amendment No. 3 amends and  supplements  the Statement on
Schedule 13D, originally filed with the Securities and Exchange Commission on May 23, 1996 and amended by Amendment No. 1 filed on August 26, 1996 and Amendment No. 2 filed on October 16, 1996 (the "Schedule 13D"), by John P. Holmes, III, J. Francis Lavelle, Thomas A. Dippel and Timothy C. deGavre. Capitalized terms not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby supplemented as follows:

                  The aggregate purchase price for 20,000 of the 22,003 additional Shares acquired by JPH, including payment of commissions, was $36,203.77. The purchase of these Shares was funded from cash available to JPH. JPH acquired beneficial ownership of the other 2,003 Shares pursuant to the issuance by the Issuer to JPH of the warrant described in Item 6.

                  The aggregate purchase price for 16,000 of the 18,003 additional Shares acquired by JFL, including payment of commissions, was $29,347.07. The purchase of these Shares was funded from cash available to JFL. JFL acquired beneficial ownership of the other 2,003 Shares pursuant to the issuance by the Issuer to JFL of the warrant described in Item 6.

                  The aggregate purchase price for 900 of the 1,061 additional Shares acquired by TAD, including payment of commissions, was $1,696.98. The purchase of these Shares was funded from cash available to TAD. TAD acquired beneficial ownership of the other 161 Shares pursuant to the issuance by the Issuer to TAD of the warrant described in Item 6.

                  The aggregate purchase price for the 2,500 additional Shares acquired by TCD, including payment of commissions, was $4,339.88. The purchase of these Shares was funded from cash available to TCD.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on November 19, 1996:

                               Number of              Approximate Percentage of
     Name                      Shares                 Outstanding Shares (1)
     ----                      ---------              -------------------------
     JPH                    206,450(2)(3)                       12.5%

     JFL                    206,450(2)(4)                       12.5%

     TAD                     20,882(2)(5)                        1.3%

     TCD                      4,500(2)                           0.3%


---------------




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                                                  ------------------------------
                                                         Page 7 of 9 Pages
                                                  ------------------------------


(1)      Computed  on   the  basis  of  1,652,016  Shares   outstanding  as   of
         September 30, 1996 as specified in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996.

(2) The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act, by virtue of an understanding between them to act together from time to time for the purpose of acquiring holding, voting, or disposing of Shares. Thus, pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares.

(3) Includes 36,450 Shares that JPH has the right to acquire upon exercise of the warrants described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JPH within 60 days of this Statement as described in Item 6.

(4) Includes 36,450 Shares that JPL has the right to acquire upon exercise of the warrants described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JFL within 60 days of this Statement as described in Item 6.

(5) Includes 2,935 Shares that TAD has the right to acquire upon exercise of the warrants described in Item 6. Excludes 322 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to TAD within 60 days of this Statement as described in Item 6.

                  (b) JPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 170,000 Shares that he beneficially owns. Upon exercise of the warrants described in Item 6, JPH will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 36,450 Shares that he beneficially owns.

                  JFL has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 170,000 Shares that he beneficially owns. Upon exercise in whole of the warrants described in Item 6, JFL will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 36,450 Shares that he beneficially owns.

                  TAD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 17,947 Shares that he beneficially owns. Upon exercise in whole of the warrants described in Item 6, TAD will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 2,935 Shares that he beneficially owns.

                  TCD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of the 4,500 Shares that he beneficially owns.

                  (c) The following table sets forth the transactions with respect to Shares effected during the past sixty days by each of the Reporting Persons (unless any such transaction has previously been reported on the Schedule 13D). The transactions set forth below were market purchases effected in the over-the-counter market.

                  Purchase(P)       Price Per        JPH            JFL           TAD              TCD
Trade Date        or Sale(S)        Share($)         Shares         Shares        Shares           Shares
----------        -----------       --------         ------         ------        ------           ------
11/14/96                   P         1.7188          7,900          7,900           300            2,500
11/14/96                   P         1.8125             --             --           600               --
11/18/96                   P         1.7188          5,000          5,000            --               --
11/18/96                   P         1.875           4,000             --            --               --
11/18/96                   P         1.9375          1,100             --            --               --
11/18/96                   P         2.00            2,000          3,100            --               --

                  In October 1996, the Issuer issued to JPH, JFL and TAD additional warrants to purchase an aggregate of 2,003, 2,003 and 161 Shares, respectively, as described in Item 6.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to beneficially own, other than 10,000


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                                                  ------------------------------
                                                          Page 8 of 9 Pages
                                                  ------------------------------


Shares beneficially owned by JPH with respect to which JPH's daughters share with JPH the right to receive dividends and sale proceeds.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby supplemented as follows:

                  Pursuant to the Issuer Letter, in October 1996, the Issuer issued to JPH, JFL and TAD additional warrants in substantially the same form as the JPH Warrant, the JFL Warrant and the TAD Warrant to purchase an aggregate of 2,003, 2,003 and 161 Shares, respectively, at a price of $1.06 per share.


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                                                  ------------------------------
                                                          Page 9 of 9 Pages
                                                  ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 1996


                                                     /s/ John P. Holmes, III
                                                   ----------------------------
                                                         John P. Holmes, III


                                                      /s/ J. Francis Lavelle
                                                   ----------------------------
                                                          J. Francis Lavelle


                                                        /s/ Thomas A. Dippel
                                                   ----------------------------
                                                            Thomas A. Dippel


                                                      /s/ Timothy C. deGavre
                                                   ----------------------------
                                                          Timothy C. deGavre